Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2021.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, sepsis and others.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway effecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on two main clinical verticals, sepsis and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across these two Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic state may provide diseases resolution for these Indications, some of which are considered “unmet medical needs”, such as preventing or treating complications associated with sepsis and certain solid tumors.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority (the “IIA”) and the sale of equity and equity linked securities in public and private offerings. As of September 30, 2022, we had approximately $57.6 million in cash and cash equivalents and had an accumulated deficit of approximately $75.8 million, see “—Liquidity and Capital Resources” below.

For the nine months ended September 30, 2022, our cash expenditures included a one-time, non-recurring expense of $4.9 million related to the construction of our new manufacturing facility, which is expected to be completed in the fourth quarter of 2022.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted through the third quarter of 2024. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, salaries and related personnel expenses (including share based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to obtain additional grants from the Israel Innovation Authority, we cannot be certain that we will do so. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain Indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for the Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums.

Other income (expenses), net

Other income (expenses) consists of bank fees, exchange rate differences and gains and losses resulting from our investments in short term deposits and marketable securities.

Other Comprehensive income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future.

The functional currency of our primary operating subsidiary, Enlivex Therapeutics R&D Ltd. (“Enlivex R&D”) was the New Israeli Shekel (“NIS”) until September 30, 2021. We reassessed Enlivex R&D’s functional currency and determined that, as of September 30, 2021, the U.S. dollar became the functional currency of Enlivex R&D. Significant elements supporting such determination included (i) a change in our business strategy resulting from our planned initiation of oncology clinical trials, and (ii) our newly-developed frozen formulation of AllocetraTM, which eliminates the constraints of short shelf life and long-term storage of the liquid formulation, enabling us to conduct clinical trials for sepsis and oncology outside of Israel. Additional elements were the fact that our main sources of financing have been the U.S. capital markets and U.S. dollar denominated government grants from the IIA and the fact that all of our budgeting and planning is conducted solely in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired, and non-monetary liabilities incurred after September 30, 2021 are translated at the approximate exchange rate prevailing at the date of the particular transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the particular transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

Critical Accounting Policies and Estimate

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on April 29, 2022.

Share-Based Compensation

We have issued options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Leases:

We determine if an arrangement includes a lease at inception. Right-of-use assets represent our right to use an underlying asset for the lease term; and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate to discount lease payments, which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

Our leases include options to extend or terminate the lease. In determining the lease term, management uses its judgement to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances, including their past practice and any cost that will be incurred to change the asset if an option to extend is not taken, to help determine the lease term. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

Results of Operations

Nine -Months Ended September 30, 2022 Compared to nine-Months Ended September 30, 2021

The table below provides our results of operations for the nine months ended September 30, 2022 and September 30, 2021:

	Nine Months Ended September 30
	2022	2021
	(In thousands, except per share data) (unaudited)
Research and development expenses	$12,993	$7,715
General and administrative expenses	4,959	3,759
Operating loss	(17,952)	(11,474)
Other income (expense ), net	(5,919)	1,742
Operating income (loss) post-finance expense & other income, net	(23,871)	(9,732)
Taxes on income	-	-
Net income (loss)	(23,871)	(9,732)
Other comprehensive income (loss)	-	124
Total comprehensive income (loss)	$(23,871)	$(9,608)
Basic income (loss) per share	$(1.30)	$(0.54)
Diluted income (loss) per share	$(1.30)	$(0.54)

Three-Months Ended September 30, 2022 Compared to Three-Months Ended September 30, 2021

The table below provides our results of operations for the three months ended September 30, 2022 and September 30, 2021:

	Three Months Ended September 30
	2022	2021
	(In thousands, except per share data) (unaudited)
Research and development expenses	$4,201	$2,679
General and administrative expenses	1,476	1,185
Operating loss	(5,677)	(3,864)
Other income(expenses), net	(56)	440
Operating income (loss) post-finance expense & other income, net	(5,733)	(3,424)
Taxes on income
Net income (loss)	(5,733)	(3,424)
Other comprehensive income (loss)	-	857
Total comprehensive income (loss)	$(5,733)	$(2,567)
Basic income (loss) per share	$(0.31)	$(0.19)
Diluted income (loss) per share	$(0.31)	$(0.19)

Research and Development Expenses

For the nine and three months ended September 30, 2022 and 2021, we incurred research and development expenses in the aggregate of $12,993,000, $4,201,000, $7,715,000 and $2,679,000, respectively. The increase of $5,278,000, or 68%, in research and development expenses for the nine months ended September 30, 2022 as compared to the nine months ended September 30 ,2021 was primarily due to (a) a $2,364,000 increase in expenses for clinical studies, pre-clinical studies and an increase in the number of AllocetraTM doses that were manufactured and inventoried, which represented 45% of the increase in research and development expenses for such period, (b) a $1,347,000 increase in salaries as a result of hiring additional R&D personnel, as well as certain pay increases for existing R&D personnel, which represented 26% of the increase in research and development expenses for such period, and (c) a $975,000 increase in lease payments and overhead expenses with respect to the lease of our plant space used for the manufacture of AllocetraTM to support ongoing clinical trials, which represented 19% of the of the increase in research and development expenses for such period.

The increase of $1,522,000, or 56%, in research and development expenses for the three months ended September 30, 2022 as compared to the third quarter of 2021 was primarily due to a $347,000 increase in salaries, a $538,000 increase in pre-clinical studies, clinical studies and consumption of materials, and a $322,000 increase in lease payments and overhead expenses with respect to the lease of our plant space used for the manufacture of AllocetraTM to support ongoing clinical trials

General and Administrative Expenses

For the nine and three months ended September 30, 2022 and 2021, we incurred general and administrative expenses in the aggregate of $4,959,000, $1,476,000, $3,759,000 and $1,185,000 respectively. The increase of $1,200,000, or 32%, in general and administrative expenses for the nine months ended September 30, 2022 as compared to the 2021 period was primarily due to a $369,000 increase in salaries as a result of hiring additional personnel and certain pay raises for existing personnel, a $606,000 increase in non-cash share-based compensation and a $206,000 increase in professional fees, which was partially offset by a $346,000 decrease in compensation to directors.

The increase of $291,000, or 25%, in general and administrative expenses for the three months ended September 30, 2022 as compared to the 2021 period was primarily due to a $90,000 increase in salaries as a result of hiring additional personnel and certain pay raises for existing personnel, a $18,000 increase in professional fees and a $60,000 increase resulting from intellectual property regulatory expenses.

Operating Loss

Due to an increase in research and development and general and administrative expenses for the nine and three month periods ended September 30, 2022 as compared to the applicable 2021 periods, our operating loss was $17,952,000 and $5,677,000 respectively, representing an increase of $6,478,000 and $1,813,000, or 56% and 47%, respectively, as compared to our operating loss of $11,474,000 and $3,864,000 for the nine and three month periods ended September 30, 2021. A $2,364,000 increase in expenses for clinical studies, pre-clinical studies and an increase in the number of AllocetraTM doses that were manufactured and inventoried represented 36% of the increase in the operating loss for the for the nine months ended September 30, 2022. In addition, a $1,716,000 increase in salaries as a result of hiring additional personnel and certain pay increases for existing personnel represented 26.5% of the increase in the operating loss for the respective nine-month periods, and a $733,000 non-cash expenses increase in share based compensation represents 11.3% of the increase in the operating loss for the respective nine-month periods.

Other Income (Expenses), Net

Other income (expenses), net consist of the following:

●	Interest earned on our cash and cash equivalents; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar; and

●	Gain and losses from marketable equity securities.

For the nine and three months ended September 30, 2022 and 2021, we recorded other (expenses) income net of $(5,919,000), $(56,000), $ 1,742,000 and $440,000, respectively. The increase in other expenses for the nine and three months ended September 30, 2022 as compared to the nine and three months ended September 30, 2021 was primarily due to a loss from changes in the fair value of marketable equity securities and an increase in expenses resulting from currency fluctuations on cash and cash equivalents and deposits denominated in NIS currency.

Net Loss

For the nine and three months ended September 30, 2022, our net loss was $23,871,000 and $5,733,000, respectively, representing an increase of $14,139,000 and $2,309,000, or 145% and 67%, respectively, as compared to our net loss of $9,732,000 and $3,424,000 the comparable prior-year periods, respectively. This increase in loss for the nine months period resulted primarily from a non-operating $6,313,000 expense associated with a change in fair value of marketable securities and currency fluctuations on cash and cash equivalents and deposits denominated in NIS for the nine months ended September 30 2022 as compared to a non-operating gain of $1,652,000 for the nine months ended September 30 2021, together representing $7,965,000, or 56%, of the increase in the loss. In addition, a $2,364,000 increase in expenses for clinical studies, pre-clinical studies and increase in the number of AllocetraTM doses that were manufactured and inventoried represented 17% of the increase in the loss for the respective nine-month periods.

Other Comprehensive Income (Loss)

As of October 1, 2021, the U.S. dollar had become the functional currency of Enlivex R&D; therefore, for the nine and three months ended September 30, 2022, we did not record any other comprehensive income (loss) from exchange rate differences arising from the translation of our unaudited condensed consolidated financial statements from our functional to our presentation currency.

Cash Flows

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

For the nine months ended September 30, 2022 and 2021, net cash used in operations was $19,135,000 and $10,951,000, respectively. The increase in net cash used in operations for 2022 was primarily due to a $2,364,000 increase in expenses for clinical studies, pre-clinical studies and increase in the number of AllocetraTM doses that were manufactured and inventoried, as well as a $1,716,000 increase in salaries as a result of hiring additional personnel and certain pay increases for existing personnel, and a $1,115,000 increase in lease payments and overhead expenses with respect to the lease of our plant space used for the manufacture of AllocetraTM to support ongoing clinical trials.

For the nine months ended September 30, 2022 and 2021, net cash provided by (used in) investing activities was $65,400,000 and $(33,062,000), respectively. The increase in net cash provided by investing activities for 2022 as compared to 2021 resulted primarily from proceeds from sales of marketable securities of $62,549,000 as compared to a purchase of marketable securities of $62,136,000, net of sales, in the comparable prior year period. In addition, we incurred a non-recurring expense of $4.9 million related to the construction of our new manufacturing facility.

For the nine months ended September 30, 2022 and 2021, net cash provided by financing activities was $150,000 and $60,985,000, respectively. This decrease in cash provided by financing activities for 2022 as compared to 2021 resulted primarily from net proceeds of $53,174,000 from our issuance of ordinary shares and warrants in an offering in February 2021 and proceeds of $7,702,000 from the exercise of warrants in the comparable prior year period.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of September 30, 2022, we had an accumulated deficit of approximately $75.8 million and working capital (current assets minus current liabilities) of approximately $54.7 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, due to our 2021 financing activity, as described above, will be sufficient to fund our projected cash requirements approximately through the third quarter of 2024. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

 Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.